FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

1328436
~~0001328812~~

Park Place Securities, Inc.

Exact Name of Registrant as Specified in Charter

Registrant CIK Number

Form 8-K, June 14, 2005, Series 2005-WHQ3

333-121784-~~06~~ *06*

ASSET BACKed PASS THROUGH
CERTiFicATes SER 2005-WHQ3

Name of Person Filing the Document
(If Other than the Registrant)



05058206



SEC MAIL PROCESSING
RECEIVED
JUN 1 6 2005
WASH., D.C. 183 SECTION

BEST AVAILABLE COPY



PROCESSED
JUN 2 0 2005
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:

AMERIQUEST MORTGAGE SECURITIES INC.

By:

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ALOANID	BORRFICO	PROPTYPE	UNITYPE	GRADE	PREPAYT	RTERM	LTV	CLTV	ORIGRATE	RATE	FLTDATE	MIDATE	ORIGPMAN	MIDATE	ORIGAL	SCHEDTAL		PURPOSE	OWNOCC	INDEX	HRADLINE	NPADLINE	MARGIN	MINRATE	MAXRATE	DOC	ORIGATE	APPVAL	SALESPR	SUBCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	TRACAP	PEDIATC	RFREQ	MBPREDAM

ALOANID	BORFICO	PROPTYPE	UNTYPE	GRADE	PREPAY1	RTERM	LTV	CLTV	ORRATE	RATE	FPRATE	MTIDATE	ORPRAND	NIDATE	ORIGINAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NPRDATE	NPDATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPR	SILNCODE	PREPAYC	GROUP	PMI	ATERM	OTERM	FRACAP	PERIOTIC	FIFECO	MIPREMIUM

LOANID BORRFICO PROPTYPE UNITTYPE GRADE PREPAYT RTERM LTV CLTV ORIGRATE RATE FPRATE MTDATE ORIGPRINC MOTDATE ORIGBAL SCHEDBAL PURPOSE OWNOCC INDEX NPADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPR BLNCODE PREPAYC GROUP PM ATERM OTERM FRACAP PERNTO IRFREQ MIPREMIUM

$2,000,004,777.05